VISION HEALTH CARE, INC.

                                   SUPPLEMENT


          This Supplement is part of the Prospectus dated July 22, 1996 and should be read in conjunction therewith.


        This Supplement is being distributed to provide information regarding certain recent developments involving Vision Health Care, Inc. (the "Company"), including the following:

        1. Dental Network, Inc. ("DNI"), a Florida corporation which owns Oral Health Services, Inc., a Florida-based prepaid dental care service plan ("OHS"), has agreed to purchase 100,000 shares of the Company's Common Stock for $10.00 per share in the Offering; and

        2. The Company has entered into negotiations with Columbia/HCA Healthcare Corporation, a national health care provider ("Columbia"), for the Company's exclusive use of Columbia's ambulatory surgicenters to perform procedures covered under the Company's eye care plans and for the addition of Columbia's affiliated ophthalmologists in Florida to the Company's network of preferred provider ophthalmologists.

   More detailed information regarding each of these items is set forth below.

                                INVESTMENT BY DNI

        OHS, a Miami-based, wholly-owned subsidiary of DNI, is engaged in the management, administration and provision of prepaid dental care service plans in Florida. It is a dental care provider in Florida with 1995 revenues of approximately $33 million. Similar to Vision Care, Inc. ("VCI"), DNI contracts with public and private employers, health maintenance organizations, preferred provider organizations, health insurance carriers, self-insured corporations, unions and other associations (collectively, the "Sponsors") to provide prepaid group dental care services to members, clients and/or employees of the Sponsors who choose to participate in a plan. Under agreements with plan Sponsors, DNI is paid a fixed fee for each participant which entitles participants to obtain cleanings, check-ups and other dental services for no additional payment, unless there is a deductible or a required co-payment. Because of these similarities in the businesses of VCI and DNI, the Company believes, although there can be no assurances, that DNI's involvement as an investor in the Company has the potential to create several short-term and long-term benefits to the Company, particularly with respect to joint marketing programs and increased marketing efficiencies. However, there are no agreements regarding any such "joint" programs, and there can be no assurance that any agreements will be reached or that any other benefits will be achieved or that, if achieved, there will be a positive effect on the Company's results of operations.

                   The date of this Supplement is December 19, 1996

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        The Company has waived the maximum 2,500 share subscription amount
   (see "Plan of Distribution" in the Prospectus) for DNI, and agreed to the terms and conditions described below, in order to induce DNI to purchase 100,000 shares (the "DNI Shares") in the Offering. DNI has advised that its purchase of the DNI Shares is contingent upon financing which it expects to receive prior to the closing of the Offering.

   Terms and Conditions of DNI Purchase

        Board of Directors. The Company currently has four vacancies on its 16-seat Board of Directors. Immediately after the closing, the Company will elect four nominees selected by DNI and reasonably acceptable to the Board to fill the vacancies. Thereafter, as long as DNI continues to own at least 100,000 shares of Common Stock, at each annual or special meeting of shareholders at which directors are to be elected, DNI has the right to nominate for election to the Board of Directors that number of directors which, when added to the number of directors who are DNI nominees and who will continue to be directors, represents 25% of the total number of directors. The Company has agreed to support DNI's nominations, and the Put Shareholders (as defined below) have agreed to vote their shares of Common Stock in favor of such election. In the event any mid-term vacancy is created by the resignation or other early termination of the term of any director nominated by DNI, the Company has agreed to elect an individual nominated by DNI to fill such vacancy. Collectively, any directors nominated by DNI are referred to as the "DNI Directors".

        Put Option. In negotiating its purchase of the DNI Shares, DNI indicated an interest in exploring an acquisition or other control transaction with respect to the Company. However, the Company's Board of Directors is not presently prepared to sell shares to DNI sufficient to make it a majority shareholder, nor to negotiate a merger or other business combination. There have been no agreements or proposals concerning the terms of any business combination between the Company and DNI. Because DNI does not wish to remain a 25% investor indefinitely, DNI requested that the Company give DNI the ability to liquidate its investment (in the form of a put option). However, under generally accepted accounting principles, a put to the Company would adversely affect the Company's shareholders' equity. Accordingly, the Company approached its principal shareholders about the possibility of granting the put.

        James W. Andrews, O.D., Howard J. Braverman, O.D., Roy L. Burgess, C.P.A., M.S.M., Alan P. Fisher, O.D., Mitchell W. Legler, Peter D. Liane, O.D., Jeffrey C. Locke, O.D., Terrance W. Naberhaus, O.D., Raymond M. Neff and John M. Renaldo, O.D. (the "Put Shareholders") have given DNI an option (the "Put Option") to sell all of the DNI Shares to the Put Shareholders individually for the Put Price (as defined below). The Put Option is exercisable at any time beginning on the 120th day following the Florida Department of Insurance's approval of the DNI transaction and ending on July 31, 1998, but becomes void if (i) the Company merges with, is acquired by, or comes under common control with DNI or (ii) there is a change of control of the Company which a majority of the DNI Directors approved. The Put Price is an amount equal to the initial price paid by DNI for the DNI Shares ($1,000,000), plus 12% per annum.

        Each Put Shareholder is severally, but not jointly, liable for the following approximate percentage of the Put Option: Andrews (13.63%), Braverman (18.18%), Burgess (9.09%), Fisher (13.63%), Legler (4.55)%,
   Liane (13.63%), Locke (4.55%), Naberhaus (13.63%), Neff (4.55%), and
   Renaldo (4.55%). The obligations of each Put Shareholder under the Put Option are secured by such Put Shareholder's pledge of the shares of Common Stock now and hereafter owned by such Put Shareholder, together with his options or rights therein to acquire Common Stock (to the extent assignable) and the shares of Common Stock issuable upon exercise of such options (all of the Common Stock and options pledged by all of the Put Shareholders collectively are referred to as the "Collateral"). In the event that DNI exercises the Put Option, the Put Shareholders will have approximately 75 days to (1) purchase all of the DNI Shares in exchange for the Put Price or (2) deliver the Collateral to DNI in termination of the Put Option. If any Put Shareholder is unable or unwilling to purchase his pro rata portion of the DNI Shares, the other Put Shareholders have the right to buy his shares and post his share of the funds, but if they do not do so, the entire Put Option will be satisfied by the delivery of the Collateral, in which event DNI will own both the DNI Shares and the shares constituting the Collateral. See "Significant Control by DNI" below.

        In exchange for granting the Put Option, the Company's Board of Directors has granted each Put Shareholder options to purchase a pro rata portion of 25,594 shares of Common Stock (collectively, the "Guaranty Options") equal to the percentage of the Put Option that he is granting. The options, which are 100% vested, have a term of 10 years and an exercise price of $10.00 per share, and will be included in the Collateral securing the Put Option. The total number of Guaranty Options is equal to the number of shares of Common Stock that remained available for issuance under the Company's stock option plan. Because the Board of Directors elected to grant the Guaranty Options using the shares that were reserved for issuance under the stock option plan, the dilution to investors purchasing Common Stock in the Offering is no greater than if the Guaranty Options had been granted using the shares available under the stock option plan.

        Removal of Blank Check Preferred Stock; Meetings Called by Shareholders. The Company has agreed to submit to its shareholders on or before March 31, 1997 a proposed amendment to its Articles of Incorporation to (i) remove the provision authorizing "blank check" preferred stock that can be issued by the Board of Directors with rights and preferences established by the Board and (ii) reduce the percentage of shareholders required to call a special meeting of the shareholders from 35% to 15%. The Put Shareholders have agreed to vote their shares of Common Stock in favor of such amendment. See "Risk Factors--Anti-Takeover Considerations" and "Description of Capital Stock--Preferred Stock" in the Prospectus. The removal of the "blank check" preferred stock could have the effect of making it less difficult for a party to acquire, or attempt to acquire, control of the Company without approval of the Company's Board of Directors.

        Issuance of Shares to Health Care Facilities. The Company has agreed not to issue any shares of Common Stock to any entity whose principal business is the providing of physical facilities for use by health care providers, without the prior written consent of DNI.

        Insurance Department Approval. The purchase of the DNI Shares by DNI is contingent upon receipt of all applicable approvals of the Florida Department of Insurance. See "Extension of Escrow Period, Number of Escrowed Shares and Department of Insurance Approval" below. In the event that the Insurance Department has not approved the DNI transaction on or before January 31, 1997, DNI has the right to demand the return of its subscription funds, together with interest thereon.

        Significant Control by DNI

        As of the date of this Supplement, the Company has received subscriptions for 258,165 shares of Common Stock in the Offering, including the DNI Shares. Assuming that no other subscriptions are received and accepted by the Company prior to the closing of the Offering, DNI will beneficially own approximately 26% of the Common Stock outstanding after the Offering. See "Principal Shareholders" in the Prospectus. As a result, DNI will have substantial influence on the Company and on the outcome of any matters submitted to the Company's shareholders for approval, and the influence of the remaining shareholders will be correspondingly limited. Furthermore, if the Put Option is exercised, and the Put Shareholder's obligations are satisfied by the delivery of the Collateral, DNI will beneficially own approximately 49% of the Common Stock outstanding at that time, without giving effect to the exercise of any options and assuming that no additional shares of Common Stock are issued prior to such time.

              NEGOTIATIONS WITH COLUMBIA/HCA HEALTHCARE CORPORATION

        Columbia is one of the largest health care providers in the world, owning and/or operating hospitals, medical clinics, ambulatory surgicenters and other health care related facilities across the United States, including Florida. The Company has entered into initial negotiations with Columbia to establish a network provider agreement. To date, discussions have centered around the Company agreeing to (1) use Columbia's surgicenters exclusively (when geographically feasible) to perform ophthalmological surgical procedures covered under the Company's eye care plans, and (2) add Columbia's affiliated ophthalmologists serving as eye care providers in Florida to the Company's network of preferred provider ophthalmologists. The negotiations are ongoing and accordingly, there can be no assurance that the Company and Columbia will reach an agreement.

              EXTENSION OF ESCROW PERIOD, NUMBER OF ESCROWED SHARES
                      AND DEPARTMENT OF INSURANCE APPROVAL

        The Company has exercised its right to extend the escrow period to 5:00 p.m., Eastern Standard Time, on December 31, 1996. See "Plan of Distribution" in the Prospectus. The Company has received subscriptions for 258,165 shares of Common Stock in the Offering ($2,581,650) as of the date of this Supplement, which exceeds the minimum offering amount of 250,000 shares. The Company has agreed with DNI not to issue more than 300,000 shares of Common Stock in the Offering.

        Given the upcoming holiday season, there is a possibility that the Florida Department of Insurance will not approve the Company's certificate of authority and change of control applications and the DNI investment until early 1997. In the event the Company has not received all necessary approvals from the Department of Insurance on or before December 31, 1996, the Company will close the Offering, purchase VCI's assets and deposit the purchase price amount into an interest-bearing escrow account. Vision
   Care, Inc. will continue to operate the purchased assets until the Company receives all necessary Department of Insurance approvals, with all net income during such period inuring to the benefit of the Company. In the unlikely event that the Department of Insurance informs the Company that the requisite approvals will not be granted, subscription funds will be returned promptly, with any interest earned thereon.